Exhibit 5.1

CONSENT OF BEHRE DOLBEAR & COMPANY, LTD.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2005 (the “Annual Report”) of New Gold Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Item 4 — Narrative Description of the Business — Mineral Projects — The Afton Project” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated February 2004 entitled “Advanced Scoping Study for the Afton Project Kamloops B.C.”, which the Company used, or directly quoted from, in preparing summaries concerning the Afton Project, which appear in such Annual Report.

Behre Dolbear & Company, Ltd.

By:	/s/ Derek C. Rance
Name: Derek C. Rance
Title: Chairman and Senior Associate

March 24, 2006